UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HF Foods Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40417F109

 (CUSIP Number)

Wah Lam

4748 SW 62nd Place

Ocala, Florida 34474

(904) 838-6912

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Wah Lam I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a)☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,397,888
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,397,888
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,397,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Percentage ownership set forth above is based on 21,690,863 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of August 22, 2018.

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of HF Foods Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). The address of the principal executive office of the Company is 6001 W. Market Street, Greensboro, North Carolina 27409.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by Wah Lam (the “Reporting Person”), a U.S. citizen. The business address of the Reporting Person is as stated in response to Item 1, above.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 22, 2018, pursuant to the merger agreement dated as of March 28, 2018, or the “Acquisition Agreement,” by and among Atlantic Acquisition Corp. (“Atlantic”), HF Group Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Atlantic, or “Merger Sub,” HF Group Holding Corporation, a North Carolina corporation, or “HF Group,” the stockholders of HF Group, and Zhou Min Ni, as representative of the stockholders, the Reporting Person received 1,397,888 shares of the Common Stock of the Company in exchange for its equity interest in HF Group. Prior to the completion of the transaction, HF Group was a privately-owned company. The HF Group stockholders, including the Reporting Person, exchanged their equity ownership in HF Group for shares of Common Stock in Atlantic.

As part of the acquisition, and as contemplated under the Acquisition Agreement, Atlantic changed its name to HF Foods Group Inc.

In connection with the Acquisition Agreement, Atlantic, HF Group, Zhou Min Ni, as representative of the stockholders of HF Group, and Loeb & Loeb LLP, as escrow agent, entered into an Escrow Agreement at closing, pursuant to which Atlantic deposited shares of Common Stock, representing 15% of the aggregate amount of shares (2,995,475 shares) to be issued to the stockholders of HF Group pursuant to the Business Combination, to secure the indemnification obligations of the stockholders of HF Group as contemplated by the Acquisition Agreement.

Furthermore, Atlantic and each of the HF Group shareholders entered into a Lock-Up Agreement at closing, pursuant to which the stockholders of HF Group agreed, for a period of 365 days from the closing of the Acquisition, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock (including any securities convertible into, or exchangeable for, or representing the rights to receive, shares of Common Stock), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to any security of Atlantic.

In addition, Atlantic and the HF Group shareholders entered into a Registration Rights Agreement at closing to provide for the registration of the Common Stock being issued to the HF Group shareholders in connection with the Business Combination. The HF Group shareholders are entitled to “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. Atlantic will bear the expenses incurred in connection with the filing of any such registration statements.

Lastly, Atlantic entered into a separate employment agreement at closing with Zhou Min Ni as well his spouse, Chan Sin Wong, and Jian Ming Ni.

Item 4. Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in to cause the business owned by HF Group to become public through the Acquisition by Atlantic. Prior to the completion of the transaction, HF Foods Group Inc. was a privately-held company. The HF Group stockholders, including the Reporting Person, exchanged their equity ownership in HF Group for shares of Common Stock in Atlantic. The Reporting Person may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, the Reporting Person does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Person is the beneficial owner of 1,397,888 shares of Common Stock, or approximately 6% of the Company’s outstanding Common Stock.

(b)          The Reporting Person may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by it, as described above.

(c)           Other than the transactions reported in Item 3 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7. Materials to be Filed as Exhibits

Acquisition Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated March 28, 2018 and filed with the Securities and Exchange Commission on April 3, 2018).
1.	Escrow Agreement dated as of August 22, 2018 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K dated August 22, 2018 and filed with the Securities and Exchange Commission on August 27, 2018).

2.	Lock-Up Agreement dated as of August 22, 2018 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K dated August 22, 2018 and filed with the Securities and Exchange Commission on August 27, 2018).

3.	Registration Rights Agreement dated as of August 22, 2018 (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K dated August 22, 2018 and filed with the Securities and Exchange Commission on August 27, 2018).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: August 29, 2018	By:	/s/ Wah Lam
Name: Wah Lam